FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2025

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	(English Translation) Share Repurchase Report for the reporting month from April 1, 2025 to April 30, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 14, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

[Cover]
[Document Filed]	Share Repurchase Report
[Applicable Law]	Article 24-6, paragraph 1 of the Financial Instruments and Exchange Act of Japan
[Filed with]	Director, Kanto Local Finance Bureau
[Filing Date]	May 14, 2025
[Reporting period]	From April 1, 2025 to April 30, 2025
[Company Name]	Takeda Pharmaceutical Company Limited
[Title and Name of Representative]	Christophe Weber, Representative Director, President & Chief Executive Officer
[Address of Head Office]	1-1, Doshomachi 4-chome, Chuo-ku, Osaka
(The above address is the registered head office location and the ordinary business operations are conducted at the “Nearest Place of Contact”)
[Telephone Number]	Not applicable
[Name of Contact Person]	Not applicable
[Nearest Place of Contact]	1-1, Nihonbashi-Honcho 2-chome, Chuo-ku, Tokyo
(Global Headquarters)
[Telephone Number]	+81-3-3278-2111 (Main telephone number)
[Name of Contact Person]	Norimasa Takeda, Chief Accounting Officer & Corporate Controller, Global Finance
[Place for public inspection]	Takeda Pharmaceutical Company Limited (Global Headquarters)
(1-1, Nihonbashi Honcho 2-chome, Chuo-ku, Tokyo)
Tokyo Stock Exchange, Inc.
(2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo)
Nagoya Stock Exchange, Inc.
(8-20, Sakae 3-chome, Naka-ku, Nagoya)
Fukuoka Stock Exchange
(14-2, Tenjin 2-chome, Chuo-ku, Fukuoka)
Sapporo Stock Exchange
(14-1, Minamiichijonishi 5-chome, Chuo-ku, Sapporo)

Class of Shares: Common Stock
1.Status of repurchase
(1)Status of repurchase pursuant to a resolution approved by a General Meeting of Shareholders
Not applicable
(2)Status of repurchase pursuant to a resolution approved by a meeting of the Board of Directors

As of April 30, 2025
	Number of shares (shares)		Total repurchase amount (JPY)
Status of the resolution of the Board of Directors (January 30, 2025) (Period of repurchase: from February 17, 2025 to May 31, 2025)	28,500,000		100,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date)
	April 3, 2025	692,700	3,107,893,200
	April 4, 2025	692,700	3,088,441,400
	April 7, 2025	692,700	3,114,681,300
	April 8, 2025	692,700	3,095,066,200
	April 9, 2025	745,300	3,138,038,100
	April 10, 2025	745,300	3,128,113,200
	April 11, 2025	745,300	3,043,332,300
	April 14, 2025	745,300	3,089,119,600
	April 15, 2025	745,300	2,948,586,700
	April 16, 2025	1,028,200	4,187,218,100
	April 17, 2025	1,028,200	4,303,415,100
	April 18, 2025	1,028,200	4,291,200,900
	April 21, 2025	1,028,200	4,286,217,800
	April 22, 2025	1,028,200	4,368,889,900
	April 23, 2025	185,200	787,743,000
Total	—	11,823,500	49,977,956,800
Aggregate shares repurchased as of the end of this reporting month	23,367,100		99,955,865,500
Progress of share repurchase (%)	81.99		99.96
(Notes) 1. The period of repurchase is based on a trade date, while the date of repurchase is based on the settlement date.
2. It was resolved at the above meeting of the Board of Directors that the method of acquisition shall be open-market repurchase through a trust bank.
3. The acquisition of shares based on the above resolution of the Board of Directors was completed on April 23, 2025 (settlement date basis).

2.Status of disposition

As of April 30, 2025
	Number of shares disposed in the reporting month (shares)		Total amount of disposition (JPY)
Treasury shares disposed through offering	(Date)
	—	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date)
	—	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or company split	(Date)
	—	—	—
Subtotal	—	—	—
Other (upon exercise of stock options)	(Date)
	April 7, 2025	12,100	45,072,500
Subtotal	—	12,100	45,072,500
Total	12,100		45,072,500

3.Status of treasury shares held

As of April 30, 2025
Status of treasury shares held as of the end of the reporting month	Number of shares (shares)
Total number of issued shares	1,590,961,709
Number of treasury shares held	23,558,061
(Notes) 1. The number of treasury shares held includes shares purchased on a demand for purchase made by shareholders holding shares less than one unit.
2. The number of treasury shares held does not include the shares held by the ESOP trust account and the shares held by the BIP trust account.